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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)
     (Print or Type Responses)
________________________________________________________________________________
     1.   Name and Address of Reporting Person*

Lamotte                             Andre
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   (Last)                           (First)             (Middle)

161 Worcester Rd.
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                                    (Street)

Framingham,                      Massachusetts           01701
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


deCODE genetics, Inc. ("DCGN")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


July, 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [xx] Director                     [_] 10% Owner
      [_] Officer (give title below)   [_] Other (specify below) _

_______________________________________________________________________________
7. Individual or Joint/Group Filing (Check Applicable Line)

     [xx] Form filed by One Reporting Person
     [_ ]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                              6.
                                                               4.                              5.             Owner-
                                                               Securities Acquired (A) or      Amount of      ship
                                                  3.           Disposed of (D)                 Securities     Form:     7.
                                                  Transaction  (Instr. 3, 4, and 5)            Beneficially   Direct    Nature of
                         2.                       Code         ------------------------------- Owned at End   (D) or    Indirect
1.                       Transaction              (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security        Date                     ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)               (Month/Day/Year           Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
                                                                                                                        Medical
                                                                                                                        Science
                                                                                                                        Partners
Common Stock            7/21/00                    C               586,514      A              586,514        I(1)      II, L.P.
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                                                                                                                        Medical
                                                                                                                        Science II
                                                                                                                        Co-
                                                                                                                        Investment,
Common Stock            7/21/00                   C               158,745      A              158,745        I(1)       L.P.
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
*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Potential persons who are to respond to the
collection of Information contained in this
form are not required to respond unless the
form displays a currently valid OMB control                            (Over)
number.                                                       SEC 1474 (3-99)






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FORM 4 (CONTINUED)

Table II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                                                                                                          Deriv-    of
          Conver-                     5.                              7.                                  ative     Deriv-  11.
          ion                         Number of                       Title and Amount                    Secur-    ative   Nature
          or                          Derivative    6.                of Underlying               8.      ities     Secur-  of
1.        Exer-           4.          Securities    Date              Securities                  Price   Bene-     ity:    In-
Title     ise      3.       Trans-    Acquired (A)  Exercisable and   (Instr. 3 and 4)            of      ficially  Direct  direct
of Deri-  Price    Trans-  action     or Disposed   Expiration Date   ------------------          Deriv-  Owned     (D) or  Bene-
vate      0f       action  Code       of(D)         (Month/Day/Year)            Amount            ative   at End    In-     ficial
Secur-    Deriv-   Date    (Instr.    (Instr. 3,    ----------------            or                Secur-  of        direct  Owner-
ity       ative    (Month/  8)        4, and 5)     Date      Expira-           Number            ity     Month     (I)     ship
(inst.    Secur-   Day/    -------    ------------  Exer-     tion              of                (Instr. (Instr.   (Instr. (Instr.
3)        ity      Year)   Code  V    (A)  (D)      cisable   Date    Title     Shares            5)     f 4)        4)      4)
----------------- ----------------------------------------------------------------------------------------------------------------
                                                                                                                            Medical
                                                                                                                            Science
                                                                                                                            Partners
Series A                                                             Common                                                 II, L.P.
Preferred          7/21/00  C                586,514   Immed          Stock      586,514                    -0-       I(1)
---------------- ------------------------------------------------------------------------------------------------------------------
                                                                                                                            Medical
                                                                                                                            Science
                                                                                                                            II Co-
Series A                                                              Common                                                Invest-
Preferred          7/21/00  C               158,745   Immed           Stock     158,745                    -0-       I(1)   ment,
                                                                                                                            L.P.
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                                                                                                                            Medical
                                                                                                                            Science
Warrant(2)                                                                                                                  Partners
                                                                      Common                                                II, L.P.
                                                 10/27/99     8/26/05 Stock     100,000           $1.00    100,00    I(1)


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
Explanation of Responses:

(1) The reporting person is the Managing General Partner of Medical Science Partners II, L.P. and Medical Science II Co-Investment, L.P. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) Upon closing of Issuer's public offering on July 21, 2000, the warrants exercisable for Series A Preferred Stock became exercisable for Common Stock.

/s/ Andre Lamotte                                                8/7/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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